WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

May 5, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Current Report on Form 8-K
Amended February 10, 2010
File No. 000-53514

Dear Mr. Kruczek:

WES Consulting, Inc. (“WES or the “Company”), the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES effective October 19, 2009, responded by letter dated April 30, 2010 to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 1, 2010.  Set forth below is an amended response to comment #7 in the March 1, 2010 letter from the Staff.  We have reproduced the Staff’s comment #7 for your convenience and have followed the comment with our amended response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Current Report on Form 8-K referenced above.

7.	Please expand your response to prior comment 7 to tell us:

•	the purpose and effect of filing the information statement at this time, including how filing the document at this time will cause you “to be in compliance,” and

•	your analysis of the materiality of any liability that results from the timing of your filing.

Response:  We revise the response to prior comment 7 to respond that we do not intend to file a preliminary information statement on behalf of Liberator as Liberator has merged with WES with WES as the surviving entity as of October 19, 2009.  While the risk of claims by shareholders against an issuer can never be eliminated, we do not believe that the risk is material in the case of Liberator not having filed such an information statement for the following reasons.  First, filing an information statement at this time will provide little to no benefit to the former Liberator shareholders since they no longer hold Liberator securities as the merger is effective under state law, and the former Liberator shareholders have all tendered their old shares of Liberator capital stock.  Secondly, we believe the merger provided a great benefit to the former Liberator shareholders.  As previously stated, the merger is effective under state law, and the securities previously held by Liberator security holders are now securities issued by WES pursuant to the terms of the merger.  The merger provided the former Liberator shareholders with, among other securities, common stock that is quoted on the Over-the-Counter Bulletin Board, providing the former Liberator shareholders with a public market for the securities and some liquidity of their initial investment.  For these reasons, we believe filing an information statement at this time would be inefficient and cause undue confusion to a reader.

*          *          *

Geoffrey Kruczek
Securities and Exchange Commission
May 5, 2010

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer